                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                  Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7                Telephone: (631) 737-9700(x216)

FOR IMMEDIATE RELEASE: December 13, 2005

                      COOLBRANDS INTERNATIONAL INC. REPORTS
        FINANCIAL RESULTS FOR THE YEAR AND FOURTH QUARTER OF FISCAL 2005

              Company Announces Corporate Governance Enhancements,
             Including Timetable to End Dual Class Voting Structure

     CoolBrands International Inc. (TSX: COB.SV.A) today announced its operating results for fiscal 2005 and fourth quarter ended August 31, 2005, and provided details on enhancements to its corporate governance practices.

     In 2005, the Company adopted generally accepted accounting principles in the United States ("U.S. GAAP") and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, historical financial statements and amounts disclosed in this press release have been restated to reflect these changes.

Operating results

     For fiscal 2005, net revenues declined to $385,070,000 as compared with $449,938,000 for fiscal 2004, a 14.4% decrease. The net loss for fiscal 2005 was $74,070,000 ($1.32 basic and diluted loss per share) as compared with net earnings of $23,512,000 ($0.42 basic and diluted earnings per share) for fiscal 2004.

     Net revenues for the fourth quarter of fiscal 2005 decreased to $124,055,000 from $129,052,000 for the same quarter last year, a 3.9% decrease. Net loss for the fourth quarter was $64,093,000 ($1.15 basic and diluted loss per share) as compared with net earnings of $12,484,000 ($0.22 basic and diluted earnings per share) for the same quarter last year.

     The 2005 results for the fiscal year and fourth quarter were adversely affected by the non-cash pre-tax asset impairment charge of $55,525,000 (Nil in 2004), which resulted from the impairment of goodwill and intangible assets related to the Company's frozen dessert and franchising segments.

"Our financial performance for the quarter and full year 2005 reflected the loss of two significant brands, as well as unfavorable industry dynamics throughout the year," said David J. Stein, President, CEO and Co-Chairman of CoolBrands International Inc. "Our strategy is to aggressively rebuild and refocus our brand portfolio, including through further development of Breyers Yogurt, in which we acquired both an established brand in a high growth category, and a platform for further refrigerated products brand introductions."

"Our strategy is being implemented in 2006 in the refrigerated category with an all natural reformulation of Breyers Yogurt, and in the frozen category through the introduction of a broad range of new Godiva Ice Cream offerings, a national rollout of Yoplait Frozen Yogurt and Cereal Bars and the launch of an exciting new line of "better for you" frozen snacks for kids featuring popular Disney characters under license from Disney Consumer Products, our newest licensing partner," Mr. Stein added. "The Disney products will be in innovative forms featuring vitamin fortification and will be introduced in early 2006 at retail outlets nationwide in the U.S."

"As part of these rebuilding efforts," Mr. Stein further added, "CoolBrands is evaluating the potential disposition of various non-core business assets, including its franchising business. While the Corporation is currently in late-stage discussions on certain such transactions, there can be no assurance that any particular transaction will be effected."

"I am also pleased that our Company is continuing to act on the governance recommendations of our Board of Directors. The Board's commitment to adoption of better governance practices will help make Coolbrands better able to deliver the best possible results for our shareholders," Mr. Stein concluded.

     The decrease in net revenues for fiscal 2005 reflects the decrease in net sales and the decreases in drayage income. Net sales for fiscal 2005 declined by 10.3% to $364,686,000 in 2005 as compared with $406,470,000 for 2004. This decrease reflects a reduction in sales volume, as well as an increase in trade promotion payments to customers for promotions with consumers. The decline in net sales came principally from the discontinuation of sales of Weight Watchers Smart Ones brand products and the decline in sales of Atkins brand products, but declines also came from our other frozen dessert brands. These sales declines were partially offset by sales from newly introduced frozen dessert products, the acquisition of the Breyers Yogurt business on March 27, 2005 and the increase in sales as a result of the change in the business arrangement with Dreyer's Grand Ice Cream Holding, Inc. ("Dreyer's"). Effective September 1, 2004, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale, instead of delivering products to customers on a drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. During the forth quarter, all of the foregoing factors were present, however, net sales increased by 0.4% due to sales of $26,397 from the acquired Breyers Yogurt business, which more than offset other declines.

     Gross profit percentage for fiscal 2005 declined to 0.8% as compared to 19% for fiscal 2004, primarily due to (1) the increase in trade promotion payments to customers, (2) write downs for obsolete and slow moving inventories, (3) the impact of fixed overhead costs in our manufacturing and distribution operations resulting from the decrease in sales, and (4) product mix changes. Selling, general and administrative expenses for fiscal 2005 increased as a percentage of revenues to 13.6% as compared to 11.5% for fiscal 2004 primarily due to the decline in revenues and certain write offs related to inactive or expired license agreements. In accordance with U.S. GAAP, the Company recognized $1,918,000 and $30,983,000 in stock-based compensation expense representing the estimated fair value of stock options earned during 2005 and 2004, respectively.

Cash and working capital

     Cash, investments and restricted cash decreased to $41,562 at August 31, 2005 from $64,327 at August 31, 2004. Working capital declined to $28,469 at August 31, 2005 from $118,138. CoolBrands' current ratio declined to 1.2 to 1 at August 31, 2005 from 2.6 to 1 at August 31, 2004. These changes in current assets and current liabilities are attributable to the use of cash and short term debt to finance the Company's acquisitions and fixed asset purchases. CoolBrands is currently negotiating with lenders to refinance its short term borrowings, including $40,000 due January 3, 2006 and $7,145 due January 10, 2006.

Comparability of results

     The Company's 2005 financial statements reflect the March 27, 2005 acquisition of the Breyers Yogurt business. This acquisition was accounted for under the purchase method of accounting and the 2005 Consolidated Statement of Operations includes the results of this acquisition from the date of acquisition. In fiscal 2005, the revenues and operating results from the Breyers Yogurt business represent five months of activity as compared with no activity in fiscal 2004. The third quarter of fiscal 2006, ending May 31, 2006, will be the first quarter following this acquisition in which the Consolidated Statement of Operations for the quarter can be directly compared with the prior-year period.

Corporate Governance Changes

As previously announced, following the election of additional independent directors at the last annual and special shareholders' meeting, the board of directors of CoolBrands formed a Corporate Governance Committee consisting of three independent directors to review CoolBrands' corporate governance practices and to recommend changes with respect to these practices to the board of directors.

Based on the recommendations of the Corporate Governance Committee, CoolBrands is instituting the following changes and initiatives:

o Collapse of Dual Class Structure - CoolBrands will propose a special resolution to its holders of multiple voting shares and holders of subordinate voting shares at the upcoming annual and special meeting scheduled for February 27, 2006. If passed, the special resolution will result in the change of each multiple voting share and each subordinate voting share into one common share on May 31, 2007, unless the independent directors of CoolBrands unanimously determine to effect the change earlier. Aaron Serruya, Michael Serruya, David Smith and David Stein, and entities affiliated with them (collectively, the "Management MVS Holders"), have each entered into a voting agreement with the Corporation pursuant to which they each agreed to vote all of the shares that they beneficially own or control in favour of the special resolution. The Management MVS Holders beneficially control, in the aggregate, 5,986,043 multiple voting shares (representing approximately 99% of the issued and outstanding multiple voting shares) and 120,449 subordinate voting shares (representing less than 1% of the issued and outstanding subordinate voting shares). Currently, each multiple voting share carries 10 votes, and each subordinate voting share carries one vote. Following the change to the Corporation's dual class structure becoming effective, each common share will carry one vote. The change will not result in any conversion premium being paid to the holders of the multiple voting shares.

o Board Representation Agreement and Trust Agreement - upon the change to the Corporation's dual class structure becoming effective, these agreements will terminate. In the meantime, the parties have agreed that all nominations for membership on the board of directors of the Corporation made by the Corporation will be made by the Corporate Governance Committee. Copies of the Board Representation Agreement and the Trust Agreement are available on the Internet at www.sedar.com.

o Continuance under the Canada Business Corporations Act - at its upcoming annual and special meeting, CoolBrands will propose a special resolution to its holders of multiple voting shares and holders of subordinate voting shares to continue the Corporation under the Canada Business Corporations Act. If passed, this will allow the Corporation to be governed by a more modern corporate statute than the Nova Scotia Companies Act, under which the Corporation is currently organized.

o Lead director - as previously announced, the Corporation has appointed Robert E. Baker as lead director of the board of directors of CoolBrands. The board of directors has also adopted written terms of reference for the position of lead director and for the Co-Chairmen of the Corporation.

o Committee Charters - the board of directors has adopted written charters for each of the Audit Committee, Compensation Committee and Corporate Governance Committee.

o Code of Conduct - the board of directors has adopted a corporate Code of Conduct which applies to all employees, officers and directors of the Corporation.

As part of the Corporate Governance Committee's ongoing mandate, it will continue to monitor the Corporation's corporate governance practices and those of "best practices" with a view to making further recommendations from time to time as it determines appropriate. Copies of the voting agreement entered into by the Corporation and the Management MVS Holders, the terms of reference of the Lead Director and the Co-Chairmen, the committee charters and CoolBrands' Code of Conduct are all available at www.coolbrandsinc.com.

Michael Serruya, Co-Chairman of CoolBrands and a holder of a significant number of the multiple voting shares of CoolBrands commented: "These best practice corporate governance changes, and in particular the elimination of the dual class share structure, are further steps in management's and the board of directors' commitment to the partnership we are building with all our shareholders."

Robert E. Baker, Lead Director of CoolBrands stated: "We have been listening to our shareholders and have concluded a timetable for the ending of the dual class structure that we believe is in the best interests of the Company and our shareholders. Although we considered an immediate collapse of the structure, the board of directors and management, after careful consideration over several months, determined that an immediate action could jeopardize the Company's ability to stabilize the business and maximize value for our shareholders, given the several extraordinary events of the past year, including the loss of the Weight Watchers product line, the untimely death of our former Co-Chairman Richard Smith, and the need to refocus and reinvigorate our business plan and strategy."

Filing Default Correction

Further to the Corporation's press release dated November 23, 2005 in which CoolBrands stated that it would not meet the statutory filing deadline for its audited annual financial statements, related management's discussion and analysis and annual information form for its financial year ended August 31, 2005, the Company announces that it has today filed these items with the applicable Canadian securities regulators and CoolBrands therefore expects that the management cease trade order related to CoolBrands' securities and imposed against all of the directors and certain officers CoolBrands will be lifted in due course.

Conference Call and Webcast

The Company will hold a conference call to discuss its fourth quarter results on December 19, 2005 at 8:30 AM Eastern time. Persons wishing to participate in the call should telephone 1-866-862-3928 in North America; International participants should call (416) 641-6142. The call will also be webcast live on the following Internet site at: http://events.startcast.com/events/188/B0001 and subsequently archived at: www.coolbrandsinc.com and http://events.startcast.com/events/188/B001

CoolBrands International Inc.
Consolidated Balance Sheets
as at August 31, 2005 and August 31, 2004
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                      2005       2004
                                                    --------   --------
Assets

Current Assets:
Cash                                                $ 24,062   $ 36,277
Investments                                            7,500     28,050
Restricted cash                                       10,000
Receivables, net                                      54,526     67,152
Receivables - affiliates                               1,840      3,883
Inventories                                           49,955     49,076
Income taxes recoverable                               9,767
Prepaid expenses                                       2,413      1,203
Deferred income taxes                                  5,148      4,907
                                                    --------   --------

Total current assets                                 165,211    190,548

Deferred income taxes, net of valuation allowance     14,799     13,711

Property, plant and equipment                         47,639     28,730

Intangible and other assets                           22,369     12,180

Goodwill                                              47,827     72,088
                                                    --------   --------
                                                    $297,845   $317,257
                                                    ========   ========

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable                                    $ 53,300   $ 37,506
Payables - affiliates                                    620        850
Accrued liabilities                                   30,015     20,624
Income taxes payable                                              4,938
Deferred income taxes                                     93
Short term borrowings                                 34,553
Current maturities of long-term debt                  18,161      8,492
                                                    --------   --------
Total current liabilities                            136,742     72,410

Long-term debt                                         8,248     19,262

Other liabilities                                      2,881      2,758

Deferred income taxes                                  6,180      3,638
                                                    --------   --------
Total liabilities                                    154,051     98,068
                                                    --------   --------
Minority interest                                      5,388      8,088
                                                    --------   --------

Commitments and contingencies

Shareholders' Equity

Capital stock                                         97,578     97,485

Additional paid-in capital                            46,376     44,494

Accumulated other comprehensive earnings              (1,696)    (1,096)

Retained earnings                                    (3,852)     70,218
                                                    --------   --------
Total shareholders' equity                           138,406    211,101
                                                    --------   --------

                                                    $297,845   $317,257
                                                    ========   ========

CoolBrands International Inc.
Consolidated Statements of Operations
--------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars, except share data)

                                                                  For the year ended     For the three months ended
                                                               -----------------------   --------------------------
                                                               August 31,   August 31,    August 31,   August 31,
                                                                  2005         2004          2005         2004
                                                               ----------   ----------   -----------   ----------
Net revenues:

Net sales                                                       $364,686     $406,470     $118,893      $118,457
Royalties, licensing, and consumer products license revenues       6,138        3,595        1,753         1,287
Drayage and other income                                          14,246       39,873        3,409         9,308
                                                                --------     --------     --------      --------

Total net revenues                                               385,070      449,938      124,055       129,052
                                                                --------     --------     --------      --------

Cost of goods sold                                               361,668      329,346      116,178        93,696
Selling, general and administrative expenses                      52,172       51,688       19,688        17,115
Stock-based compensation expense                                   1,918       30,983        1,675
Interest expense                                                   2,586        1,498        1,119           268
Asset impairment                                                  55,525                    54,124
Gain on sale of building                                          (3,634)                   (3,634)
                                                                --------     --------     --------      --------
(Loss) earnings before income taxes and minority interest        (85,165)      36,423      (65,095)       17,973

Minority interest                                                 (2,700)        (958)        (453)       (1,532)
                                                                --------     --------     --------      --------

(Loss) earnings before income taxes                              (82,465)      37,381      (64,642)       19,505

(Recovery of) provision for income taxes:                         (8,395)      13,869         (549)        7,021
                                                                --------     --------     --------      --------

Net (loss) earnings                                             $(74,070)    $ 23,512     $(64,093)     $ 12,484
                                                                ========     ========     ========      ========

Per share data:

Basic (loss) earnings per share:

Basic and diluted                                               $  (1.32)    $    .42     $  (1.15)     $    .22
                                                                ========     ========     ========      ========

Weighted average shares outstanding:

Shares used in per share calculation - basic                      55,924       55,441        55,947       55,890
Shares used in per share calculation - diluted                    55,924       56,329        55,947       56,332

CoolBrands International Inc.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars)

                                                                       For the year ended   For the three months ended
                                                                           August 31,               August 31,
                                                                      -------------------   --------------------------
                                                                        2005       2004         2005          2004
                                                                      --------   --------   -----------   ------------
Cash and short-term investments provided by (used in):

Operating activities:
Net (loss) earnings                                                   $(74,070)  $ 23,512    $(64,093)      $ 12,484
   Adjustments to reconcile net (loss) net earnings to net cash flows from operating activities
      Depreciation and amortization                                      5,042      7,314         927          4,015
      Asset impairment                                                  55,525                 54,124
      Stock-based compensation expense                                   1,918     30,983       1,675
      Deferred income taxes                                              1,798    (15,314)      5,052         (1,615)
      Gain on sale of building                                          (3,634)                (3,634)
      Minority interest                                                 (2,700)      (958)       (453)        (1,532)
Cash effect of changes, net of the effects from businesses acquired
      Receivables                                                       13,815    (21,115)      8,553            268
      Receivables - affiliates                                           2,043     (1,464)      1,832           (267)
      Allowance for doubtful accounts                                      (56)       126        (525)          (306)
      Inventories                                                        4,500     (6,845)      8,985          7,715
      Prepaid expenses                                                  (2,207)     6,252         222          7,203
      Income taxes recoverable                                          (9,767)                   761
      Accounts payable                                                  15,842     16,740       4,484        (13,282)
      Payables - affiliates                                               (230)       277         370             46
      Accrued liabilities                                                8,744     (4,843)     (3,904)        (7,095)
      Income taxes payable                                              (4,935)     9,319      (5,584)          (728)
      Other assets                                                        (513)        53        (669)           180
      Other liabilities                                                    124       (268)         71           (156)
                                                                      --------   --------    --------       --------
Cash provided by operating activities                                   11,239     43,769       8,194          6,930
                                                                      --------   --------    --------       --------

Investing activities:
Purchase of property, plant and equipment                              (12,409)   (13,363)     (3,484)        (4,946)
Purchase of intangible assets                                                         (76)                       (76)
Purchase of license agreements                                             (26)      (300)                        54
Proceeds from sale of building                                           5,434                  5,434
Increase in restricted cash                                            (10,000)               (10,000)
Purchase of investments                                                 (2,500)   (33,050)                   (20,000)
Redemption of investments                                               23,050      5,000       5,000          5,000
Acquisitions, net of cash acquired                                     (59,609)
Increase in notes receivable                                               (28)
Collection of notes receivable                                              65         23          41              1
                                                                      --------   --------    --------       --------
Cash used in investing activities                                      (56,023)   (41,766)     (3,009)       (19,967)
                                                                      --------   --------    --------       --------

Financing activities:
Change in revolving line of credit, secured                              2,661      1,514       1,438          1,514
Capital contributions from minority interest                                        8,907
Proceeds from short term borrowings                                     44,553
Return of capital contribution to minority interest                                (2,000)
Proceeds from issuance of Class A and B shares                              57     12,286                         23
Repayment of short term borrowings                                     (10,000)               (10,000)        (4,765)
Repayment of long-term debt                                             (4,007)    (5,781)       (877)          (784)
                                                                      --------   --------    --------       --------
Cash provided by financing activities                                   33,264     14,926      (9,439)        (4,012)
                                                                      --------   --------    --------       --------
Decrease in cash flows due to changes in foreign exchange rates           (695)    (2,412)      3,473         (5,126)
                                                                      --------   --------    --------       --------
(Decrease) increase in cash and cash equivalents                       (12,215)    14,517        (781)       (22,175)

Cash and cash equivalents - beginning of period                         36,277     21,760      24,843         58,452
                                                                      --------   --------    --------       --------
Cash and cash equivalents - end of period                             $ 24,062   $ 36,277    $ 24,062       $ 36,277
                                                                      ========   ========    ========       ========

CoolBrands International Inc.
Summary Financial Data
--------------------------------------------------------------------------------
(in thousands of dollars, except share data):

                                                       For the year ended     For the three months ended
                                                    -----------------------   --------------------------
                                                    August 31,   August 31,     August 31,   August 31,
                                                       2005         2004           2005         2004
                                                         $            $              $             $
                                                    ----------   ----------     ----------   ----------
Net revenues                                          385,070      449,938        124,055      129,052
(Loss) earnings before income taxes                   (82,465)      37,381        (64,642)      19,505
(Recovery of) provision for income taxes:              (8,395)      13,869           (549)       7,021
Net (loss) earnings                                   (74,070)      23,512        (64,093)      12,484
Basic (loss) earnings per share:
Basic and diluted:                                   $  (1.32)    $    .42       $  (1.15)    $    .22
Depreciation and amortization                           5,042        7,314            927        4,015
Interest expense                                        2,586        1,498          1,119          268
Weighted average number of shares outstanding:
   Shares used in per share calculation - basic        55,924       55,441         55,947       55,890
   Shares used in per share calculation - diluted      55,924       56,329         55,947       56,332

About CoolBrands International: CoolBrands International is a leading marketer of dairy based snacks in the refrigerated and frozen snack foods categories. In the frozen snack foods category, CoolBrands manufactures and distributes such well known brands as Godiva Ice Cream, Whole Fruit Sorbet, Eskimo Pie frozen snacks, Tropicana Fruit Bars, Chipwich Ice Cream Cookie Sandwiches and many others. In the refrigerated dairy category, CoolBrands manufactures and distributes Breyer's Yogurt and Creme Savers Yogurt. CoolBrands operates a "direct store delivery" (DSD) ice cream distribution system in selected markets in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands. CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.


                                      -30-